CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$12,000,000	$669.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $192,821.16 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $669.60 offset against the registration fee due for this offering and of which $192,151.56 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 237 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 143-A-I dated July 7, 2009	Registration Statement No. 333-155535 Dated July 8, 2009 Rule 424(b)(2)

Structured Investments	$12,000,000 Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index due July 26, 2010

General

  The notes are designed for investors who seek unleveraged exposure to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index as described below. Investors should be willing to forgo interest payments and, if the Ending Index Level declines or does not appreciate from the Initial Index Level by more than 0.47%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 26, 2010†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on July 8, 2009 and are expected to settle on or about July 20, 2009.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 143-A-I, will supersede the terms set forth in product supplement no. 143-A-I. In particular, please refer to “Supplemental Information Relating to Postponement of the Observation Date” in this pricing supplement for more information.

Key Terms

Index:	JPMorgan Commodity Curve Index — Aggregate Excess Return Index (the “JPMCCI — Aggregate Excess Return Index” or the “Index”).
Payment at Maturity:	Payment at maturity will reflect the performance of the Index minus the Deduction Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 x (1 + Index Return) – Deduction Amount In no event, however, will the payment at maturity be less than $0.
You may lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level, or does not appreciate from the Initial Index Level by at least 0.47%.
Deduction Amount:	$4.70 for each $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:

The closing level of the Index on July 13, 2009, subject to postponement in the same manner as the Observation Date†. The Initial Index Level is not the closing level of the Index on the pricing date and will not be determined until after the pricing date.

Ending Index Level:	The closing level of the Index on the Observation Date.
Observation Date:	July 16, 2010†
Maturity Date:	July 26, 2010†
CUSIP:	48123L3U6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 143-A-I and “Supplemental Information Relating to Postponement of the Observation Date” in this pricing supplement or early acceleration in the event of a hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 143-A-I and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this pricing supplement.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 143-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$12,000,000	$120,000	$11,880,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-42 of the accompanying product supplement no. 143-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

July 8, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 143-A-I dated July 7, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 8, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 143-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 143-A-I dated July 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002779/e35903_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to Postponement of the Observation Date

For purposes of the notes offered by this pricing supplement, the information set forth under “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 143-A-I is deemed to be replaced by the following:

“If the Observation Date is not a trading day or if there is a market disruption event on the Observation Date, the Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; provided that the closing level of the Index on the Observation Date, as postponed, will be determined by the calculation agent in accordance with the formula for and method of calculating the closing level of the Index last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using (i) with respect to each futures contract included in the Index relating to a JPMCCI Exchange Commodity (as defined in the rules governing the Index (the “Index Rules”)) where no futures contract relating to such JPMCCI Exchange Commodity is affected by a non-trading day or a market disruption event on the originally scheduled Observation Date (an “Unaffected Contract”), the daily settlement price or fixing level, as applicable, on the originally scheduled Observation Date, and (ii) with respect to each futures contract included in the Index relating to a JPMCCI Exchange Commodity where at least one futures contract relating to such JPMCCI Exchange Commodity is affected by a non-trading day or a market disruption event on the originally scheduled Observation Date (an “Affected Contract” and such JPMCCI Exchange Commodity, an “Affected Commodity”), the daily settlement price or fixing level, as applicable, for such Affected Contract on the immediately succeeding trading day during which no market disruption event with respect to futures contract relating to such Affected Commodity shall have occurred or be continuing.

The Observation Date may be postponed as described above up to five scheduled trading days following the date originally scheduled to be the Observation Date. However, if the fifth scheduled trading day following the date originally scheduled to be the Observation Date is not a trading day or if there is a market disruption event on such fifth scheduled trading day, the calculation agent will determine the closing level of the Index for the Observation Date on the sixth scheduled trading day following the date originally scheduled to be the Observation Date in accordance with the formula for and method of calculating the closing level of the Index last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using (i) with respect to each Unaffected Contract, the daily settlement price or fixing level, as applicable, on the originally scheduled Observation Date, and (ii) with respect to each Affected Contract, the calculation agent’s good faith estimate of the daily settlement price or fixing level, as applicable, for such Affected Contract on such sixth scheduled trading day that would have prevailed but for such market disruption event (or non-trading day).

A “scheduled trading day” means a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its principal trading session.”

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-1

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the JPMCCI Aggregate Excess Return?

The following table and examples illustrate the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Index Level of 175 and reflect the Deduction Amount of $4.70 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Closing Level	Index Return	$1,000 x (1 + Index Return)		Deduction Amount		Payment at Maturity

315.0000	80.00%	$1,800.00	-	$4.70	=	$1,795.30
297.5000	70.00%	$1,700.00	-	$4.70	=	$1,695.30
280.0000	60.00%	$1,600.00	-	$4.70	=	$1,595.30
262.5000	50.00%	$1,500.00	-	$4.70	=	$1,495.30
245.0000	40.00%	$1,400.00	-	$4.70	=	$1,395.30
227.5000	30.00%	$1,300.00	-	$4.70	=	$1,295.30
210.0000	20.00%	$1,200.00	-	$4.70	=	$1,195.30
192.5000	10.00%	$1,100.00	-	$4.70	=	$1,095.30
183.7500	5.00%	$1,050.00	-	$4.70	=	$1,045.30
175.8225	0.47%	$1,004.70	-	$4.70	=	$1,000.00
175.4375	0.25%	$1,002.50	-	$4.70	=	$997.80
175.0000	0.00%	$1,000.00	-	$4.70	=	$995.30
157.5000	-10.00%	$900.00	-	$4.70	=	$895.30
140.0000	-20.00%	$800.00	-	$4.70	=	$795.30
122.5000	-30.00%	$700.00	-	$4.70	=	$695.30
105.0000	-40.00%	$600.00	-	$4.70	=	$595.30
87.5000	-50.00%	$500.00	-	$4.70	=	$495.30
70.0000	-60.00%	$400.00	-	$4.70	=	$395.30
52.5000	-70.00%	$300.00	-	$4.70	=	$295.30
35.0000	-80.00%	$200.00	-	$4.70	=	$195.30
17.5000	-90.00%	$100.00	-	$4.70	=	$95.30
0.0000	-100.00%	$0.00	-	$4.70	=	$0.00††

†† The payment at maturity will not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 175 to an Ending Index Level of 183.75. Because the Ending Index Level of 183.75 is greater than the Initial Index Level of 175, the investor receives a payment at maturity of $1,045.30 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) – $4.70 = $1,045.30

Example 2: The level of the Index increases from an Initial Index Level of 175 to an Ending Index Level of 175.4375. Even though the Ending Index Level of 175.4375 is greater than the Initial Index Level of 175, because the Index Return is less than 0.47%, the investor receives a payment at maturity of $997.80 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 0.25%) – $4.70 = $997.80

Example 3: The level of the Index decreases from an Initial Index Level of 175 to an Ending Index Level of 140. Because the Ending Index Level of 140 is less than the Initial Index Level of 175, the investor receives a payment at maturity of $795.30 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) – $4.70 = $795.30

Example 4: The level of the Index decreases from an Initial Index Level of 175 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 175, and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-2

JPMorgan Commodity Curve Index — Aggregate Excess Return Index

The JPMorgan Commodity Curve Index (“JPMCCI”) is a family of one hundred five single commodity indices, twenty-one sector indices, three energy light indices and three aggregate commodity indices, including the JPMorgan Commodity Curve Index — Aggregate Excess Return Index (the “JPMCCI — Aggregate Excess Return Index”), that seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices, which generally focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), JPMCCI seeks to track exposure along the entire futures curve (i.e., exposure to futures contracts with different maturities) in proportion to their open interest. The JPMorgan Commodity Curve Index — Aggregate Excess Return Index covers 35 commodities.

JPMCCI, including the JPMCCI — Aggregate Excess Return Index, uses open interest to determine the inclusion and relative weights of the individual commodities to arrive at a total market benchmark, which is based on the entire commodity curve. Each commodity’s monthly contract compositions are determined by reference to the historical distribution of the open interest of contracts across the futures curve for the relevant calendar month by reference to the preceding three years.

Although positions will be adjusted monthly, many contracts are deemed to be held in JPMCCI, including the JPMCCI — Aggregate Excess Return Index, for multiple months because JPMCCI will synthetically own contracts at deferred points of the futures curve. Therefore, only a portion of JPMCCI’s nominal positions will roll each month. This is different from traditional commodities indices, which are generally deemed to have liquidated their current nominal holdings entirely after the end of the rolling period from one contract to another.

The value of the JPMCCI — Aggregate Excess Return Index is published each trading day under the Bloomberg ticker symbol “JMCXER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE JPMORGAN COMMODITY CURVE INDEX — AGGREGATE EXCESS RETURN — The notes provide unleveraged exposure to the JPMorgan Commodity Curve Index — Aggregate Excess Return minus a Deduction Amount of $4.70 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO JPMORGAN COMMODITY CURVE INDEX — AGGREGATE EXCESS RETURN — The return on the notes is linked to the performance of the JPMCCI — Aggregate Excess Return Index, which seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices that focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Aggregate Excess Return Index seeks to track exposure along the entire futures curve (i.e., exposure to futures contracts with different maturities) for each commodity included in the JPMCCI — Aggregate Excess Return Index in proportion to their “open interest.” The JPMCCI — Aggregate Excess Return Index covers 35 commodities. The JPMCCI — Aggregate Excess Return Index measures the return from a hypothetical investment in the relevant commodity futures contracts, taking into account the effect of any monthly composition changes with respect to the relevant commodities in each roll period. See “The JPMorgan Commodity Curve Index” in the accompanying product supplement no. 143-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 143-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat your notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the JPMCCI — Aggregate Excess Return Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the JPMCCI — Aggregate Excess Return Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 143-A-I.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level, as compared to the Initial Index Level. In addition, you may lose some of your investment at maturity even if the Ending Index Level has increased as compared to the Initial Index Level as described below in the next risk consideration.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-3

  THE DEDUCTION AMOUNT WILL REDUCE YOUR FINAL PAYMENT — The notes are subject to a Deduction Amount of $4.70 per $1,000 principal amount note, which will be subtracted from your payment at maturity. Because the Deduction Amount will reduce your payment at maturity, even if the Index has appreciated, you will lose up to $4.70 per $1,000 principal amount note if the Ending Index Level is greater than the Initial Index Level by less than 0.47%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE INITIAL INDEX LEVEL WILL BE DETERMINED AFTER THE PRICING DATE OF THE NOTES — The Initial Index Level will be determined based on the closing level of the Index on July 13, 2009, subject to postponement, which will occur following the pricing date of the notes. As a result, the Initial Index Level will not be determined, and you will therefore not know the Initial Index Level, until after the pricing date. Any increase in the closing level of the Index on July 13, 2009, subject to postponement, relative to the closing levels of the Index on or before the pricing date will establish a higher level that the Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity options futures contracts underlying the JPMCCI — Aggregate Excess Return Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the Index in varying ways, and different factors may cause the value of different commodities included in the Index, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the JPMCCI — Aggregate Excess Return Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the JPMCCI — Aggregate Excess Return Index. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. Such restrictions may result in a modification of the rules governing the JPMCCI — Aggregate Excess Return Index, which may, in turn, have a negative effect on the level of the JPMCCI — Aggregate Excess Return Index and your payment, if any, at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of the Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 143-A-I for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE JPMCCI — AGGREGATE EXCESS RETURN INDEX’S OPEN INTEREST INVESTMENT STRATEGY — The JPMCCI — Aggregate Excess Return Index seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices which focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Aggregate Excess Return Index seeks to track exposure along the entire futures curve, (i.e., exposure to futures contracts with different maturities) in proportion to their open interest. No assurance can be given that the investment strategy used to construct the JPMCCI — Aggregate Excess Return Index will be successful or that the JPMCCI — Aggregate Excess Return Index will outperform an alternative index that might be constructed from commodity futures contracts that focus exposure at a single maturity.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts replicating the JPMCCI — Aggregate Excess Return Index. The JPMCCI — Aggregate Excess Return Index synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE JPMCCI — AGGREGATE EXCESS RETURN INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the JPMCCI — Aggregate Excess Return Index and, therefore, the value of your notes.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-4

  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE JPMCCI — AGGREGATE EXCESS RETURN RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE LEVEL OF THE INDEX AND THE VALUE OF THE NOTES — The JPMCCI — Aggregate Excess Return Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the JPMCCI — Aggregate Excess Return Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the JPMCCI — Aggregate Excess Return Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the JPMCCI —Aggregate Excess Return Index. The presence of contango in the commodity markets, (i.e., where the prices for the relevant futures contract are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the level of the JPMCCI —Aggregate Excess Return Index and thus the value of notes linked to the JPMCCI —Aggregate Excess Return Index.
  COMMODITIES PRICES ARE VOLATILE AND THE ROLL RETURN GENERATED BY ROLLING COMMODITY FUTURES INCLUDED IN THE JPMCCI — AGGREGATE EXCESS RETURN INDEX WILL HAVE AN EFFECT ON THE LEVEL OF THE INDEX AND THE VALUE OF THE NOTES — The JPMCCI —Aggregate Excess Return Index is comprised of commodity futures with different maturities selected on the basis of historical open interest. Each month, contracts that are about to mature whose weighting in the Index have been decreased or that cease to be available for trading before the end of the next roll period will be rolled into contracts with different maturities. In addition, because the JPMCCI —Aggregate Excess Return Index is weighted by open-interest, all contracts included in the JPMCCI —Aggregate Excess Return Index will be re-weighted on a monthly basis, whether they are approaching maturity or not, to reflect the monthly change in their open interest. The act of replacing and re-weighting the commodity futures that comprise the JPMCCI —Aggregate Excess Return Index will generate a profit or loss known as the roll return. This return will be affected by a number of factors including, whether the prices of the relevant longer dated contracts are more or less than the prices of the shorter dated contracts. The roll return will generally be negative if the prices of the relevant longer dated contracts are greater than the prices of the shorter dated contracts. Conversely, if the prices of the longer dated contracts are less than the prices of the shorter dated contracts then the roll return will generally be positive. The prices of commodity futures can be volatile and the roll return generated by rolling commodity futures included in the JPMCCI —Aggregate Excess Return Index will have an effect, be positive or negative, on the JPMCCI —Aggregate Excess Return Index, and therefore the value of the notes.
  THE JPMCCI — AGGREGATE EXCESS RETURN HAS A LIMITED OPERATING HISTORY — The JPMCCI —Aggregate Excess Return Index was established in November 9, 2007, and therefore has limited historical performance. Any back-testing or similar analysis in respect of the JPMCCI — Aggregate Excess Return Index must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining levels of the JPMCCI — Aggregate Excess Return Index. Past performance should not be considered indicative of future performance.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index.    An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index.  By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent — the entity that calculates the JPMCCI — Aggregate Excess Return Index levels — and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE INDEX CALCULATION AGENT MAY CANCEL THE CALCULATION AND PUBLICATION OF THE JPMCCI — AGGREGATE EXCESS RETURN INDEX DURING THE TERM OF THE NOTES — With the approval of the JPMCCI Supervisory Committee, the Index Calculation Agent may discontinue the calculation and publication of the JPMCCI — Aggregate Excess Return Index. For example, following a change in a law, regulation or rule applicable to commodity futures contracts, the Index Calculation Agent may cancel publication of the JPMCCI — Aggregate Excess Return Index if it determines that the objective of the JPMCCI — Aggregate Excess Return Index can no longer be achieved. If the publication of the JPMCCI — Aggregate Excess Return Index is discontinued prior to, and such discontinuation is continuing on, the Observation Date the closing level of the JPMCCI — Aggregate Excess Return Index is to be determined, the calculation agent will either select a successor index or determine the closing level of the JPMCCI — Aggregate Excess Return Index for such date. Although the calculation agent will only select a successor index that it determines, in its sole discretion, to be comparable to the JPMCCI — Aggregate Excess Return Index and, if required to compute the closing level of the JPMCCI — Aggregate Excess Return Index or any successor index, will use, in good faith, the formula for and method of calculating such index last in effect prior to such discontinuation of the publication of the JPMCCI — Aggregate Excess Return Index may adversely affect the value of the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility of the JPMCCI — Aggregate Excess Return Index and the underlying futures contracts;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts underlying the JPMCCI — Aggregate Excess Return Index are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the JPMCCI — Aggregate Excess Return Index or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-5

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the JPMCCI — Aggregate Excess Return Index based on hypothetical back-tested weekly closing levels of the Index from January 2, 2004 through November 2, 2007, and the historical performance of the Index based on the weekly closing level of the Index from November 9, 2007 through July 2, 2009. The Index was established on November 9, 2007. The closing level of the Index on July 8, 2009 was 168.5998. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on July 13, 2009 or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of JPMCCI — Aggregate Excess Return Index set forth in the following graph was calculated on materially the same basis on which the performance of the JPMCCI — Aggregate Excess Return Index is now calculated.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the eighth business day following the pricing date of the notes (this settlement cycle being referred to as T+8). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the four succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return Index	PS-6